July 31, 2023

VIA EDGAR
==========
Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Zacks Trust; File Nos. 333-232634 and 811-23435

Dear Ms. Brutlag,

On May 24, 2023, Zacks Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to the Zacks All-Cap Core Fund, Zacks Small-Cap Core Fund, and Zacks Dividend Fund (the “Funds” and each a “Fund”). On July 11, 2023, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General:

Comment 1. We note that comments on one Fund apply to all Funds, if applicable.

Response. The Registrant has made applicable edits to each Fund.

Comment 2. Please provide a completed fee table and expense example at least 1 week before the effectiveness of the Registration Statement.

Response. The Registrant has provided the completed information below.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

Zacks All-Cap Core Fund

Shareholder Fees
(fees paid directly from your investment)
Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of amount purchased or redeemed)	None
Redemption Fee if redeemed within 30 days of purchase (as a % of amount redeemed)	2.00%

Annual Fund Operating Expenses
(ongoing expenses that you pay each year as a percentage of the value of your investment)

Institutional Class
Management Fees	0.80%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.30%
Total Annual Fund Operating Expenses	1.10%
Fee Waiver and/or Expense Limitation[2]	(0.10)%
Net Annual Fund Operating Expenses	1.00%
1.	Other expenses have been restated to reflect current contractual fees.
2.	The Fund’s adviser, Zacks Investment Management, Inc. (the “Advisor”) has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least March 31, 2026, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.00% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the Advisor.

Example. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the example that follows. This example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2026.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class	One Year	Three Years	Five Years	Ten Years
Institutional	$102	$318	$575	$1,330

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Zacks Small-Cap Core Fund

Shareholder Fees
(fees paid directly from your investment)
	Institutional Class	Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of amount purchased or redeemed)	None	None
Redemption Fee if redeemed within 30 days of purchase (as a % of amount redeemed)	2.00%	2.00%

Annual Fund Operating Expenses
(ongoing expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management Fees	0.90%	0.90%
Distribution and Service (12b-1) Fees	0.00%	0.25%
Other Expenses[1]	0.53%	0.53%
Total Annual Fund Operating Expenses	1.43%	1.68%
Fee Waiver and/or Expense Limitation[2]	(0.29)%	(0.29)%
Net Annual Fund Operating Expenses	1.14%	1.39%
1.	Other expenses have been restated to reflect current contractual fees.
2.	The Fund’s adviser, Zacks Investment Management, Inc. (the “Advisor”) has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least March 31, 2026, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.14% and 1.39% of the average daily net assets of the Institutional Class and Investor Class shares of the Fund, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the Advisor.

Example. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the example that follows. This example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2026.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class	One Year	Three Years	Five Years	Ten Years
Institutional	$116	$362	$692	$1,626
Investor	$142	$440	$823	$1,901

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Zacks Dividend Fund

Shareholder Fees
(fees paid directly from your investment)
	Institutional Class	Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of amount purchased or redeemed)	None	None
Redemption Fee if redeemed within 30 days of purchase (as a % of amount redeemed)	2.00%	2.00%

Annual Fund Operating Expenses
(ongoing expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management Fees	0.80%	0.80%
Distribution and Service (12b-1) Fees	0.00%	0.25%
Other Expenses[1]	0.16%	0.16%
Recoupment of Fees Waived and/or Expenses Reimbursed[2]	0.09%	0.09%
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	1.05%	1.30%
1.	Other expenses have been restated to reflect current contractual fees.
2.	The Fund’s adviser, Zacks Investment Management, Inc. (the “Advisor”) has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least March 31, 2026, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.05% and 1.30% of the average daily net assets of the Institutional Class and Investor Class shares of the Fund, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the Advisor.

Example. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the example that follows. This example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2026.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class	One Year	Three Years	Five Years	Ten Years
Institutional	$107	$334	$559	$1,231
Investor	$132	$412	$693	$1,493

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Prospectus – All Funds:

Comment 3. In the section “Principal Risks of Investing in the Fund – Sector Focus Risk” it notes a sector in which the Fund may focus and the percentage invested as of a particular date. Please add this information to each Fund’s strategy.

Response. The Registrant has made the revision requested.

Comment 4. The section “Performance Information” notes that each Fund is the survivor of a planned reorganization out of another series trust. Please confirm supplementally that the Registrant intends to file an N-14 regarding the reorganization.

Response. The Registrant will file a proxy statement regarding the reorganization.

Comment 5. In the item 9 “Principal Investment Risks of the Fund”, the heading and introductory sentence reference the “Fund”. Please revise to reference the “Funds”.

Response. The Registrant has revised the disclosure to be plural.

Prospectus – Zacks All-Cap Core Fund:

Comment 6. In the section “Principal Investment Strategies”, please explain in plain English what is meant by “modern portfolio theory incorporating strict risk controls.”

Response. The Registrant has made the revision requested in item 9.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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